Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006 and the Prospectus Supplement dated December 7, 2006. This Sticker Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of February 9, 2007, and all references to property acquisitions, commitments and loans should be read in that context. Properties that we enter into initial commitments to acquire, as well as properties we acquire and loans we make after February 9, 2007, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

At February 9, 2007, we had a portfolio of 58 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, one sky lift attraction, one dealership, 21 golf courses, seven ski properties, 11 family entertainment centers and five marinas. We have made six loans, five of which are outstanding. We have also committed to acquire three additional waterparks, four theme parks, and the retail and commercial properties at one resort village. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On February 9, 2007, we borrowed approximately $24.7 million from Sun Life Assurance Company of Canada (“Sun Life”), through five separate loans. Each loan is secured by a deed of trust on one of the following golf course properties for the approximate amount indicated: the Mansfield National Golf Club for $4.4 million, the Plantation Golf Club for $2.8 million, the Golf Club at Fossil Creek for $4.8 million, the Canyon Springs Golf Club for $8.0 million and The Golf Club at Cinco Ranch for $4.7 million. Each loan bears interest annually at a fixed rate of 6.35% for a term of ten years, with monthly payments of principal and interest based on a 25-year amortization period. At the end of ten years, there is a balloon payment for the remaining principal and interest due on the loan. Prepayment is prohibited for the first two years, after which prepayment is permitted subject to a fee. We intend to use the proceeds of this loan to fund additional acquisitions.

This is the third tranche in a series of golf course property financings with Sun Life. On November 14, 2006, we closed on the first tranche, comprised of three separate loans in the approximate aggregate amount of $16.5 million. Each such loan is secured by a mortgage or deed of trust on one of three golf course properties. On November 30, 2006, we closed on the second tranche, comprised of three separate loans in the approximate aggregate amount of $46.7 million. Each such loan is secured by a mortgage or deed of trust on one of three other golf course properties. The loans in all three tranches are cross-defaulted and cross-collateralized. The first two tranches are more fully described in Supplement No. Four, dated December 7, 2006, to our prospectus dated April 4, 2006.

On January 19, 2007, we acquired four ski resorts from affiliates of Booth Creek Ski Holdings, Inc. (“Booth Creek”) for a purchase price of $170.0 million. The four ski properties acquired are the Northstar-at-Tahoe™ Resort in Lake Tahoe, California, the Sierra-at-Tahoe® Resort in South Lake Tahoe, California, the Summit-at-Snoqualmie Resort in Snoqualmie Pass, Washington and the Loon® Mountain Resort in Lincoln, New Hampshire (collectively, the “Booth Creek Ski Properties”). We have also agreed to fund approximately $28.7 million in capital expenditures at the Northstar-at-Tahoe Resort and Loon Mountain Resort over the next four years.

The Northstar-at-Tahoe Resort is located near the north end of Lake Tahoe, California. The ski area’s 8,600-foot Mount Pluto features 2,480 acres of skiable terrain, a 2,280-foot vertical drop and 79 ski trails which are served by 16 chairlifts. The property also has approximately 31 miles of groomed trails for cross-country skiing and snowshoeing and on-mountain terrain parks for snowboarders and adventurous skiers. Other amenities include

February 15, 2007	Prospectus Dated April 4, 2006

restaurants, shops, a 36,000 square-foot skier services facility, a 19,000 square-foot ski lodge, a 10,000 square-foot rental equipment facility and a 5,800 square-foot children’s ski school facility. Approximately 590,000 skiers visited the ski area in 2006. Summer activities include an 18-hole golf course, mountain biking trails, tennis courts, horseback riding, fly-fishing and swimming pools. Including the ski area, the resort consists of approximately 7,300 acres of privately owned land.

The Sierra-at-Tahoe Resort is located near South Lake Tahoe, California. The ski area’s 8,852-foot peak offers 1,680 skiable acres, a 2,212-foot vertical drop and 46 ski trails which are served by 12 chairlifts. The property operates a 46,000 square-foot base lodge, which offers food, retail and other skier services. Approximately 380,000 skiers visited the ski area in 2006. The property consists of approximately 20 acres of fee simple land and 1,669 acres of land leased under a special use permit from the United States Department of Agriculture, Forest Service (the “Forest Service”).

The Summit-at-Snoqualmie Resort is located in the Cascade Mountains in Snoqualmie Pass, Washington and consists of four separate resorts (the “Summit”), which collectively offer 1,697 acres of skiable terrain. In total, the Summit has 96 designated trails and downhill runs served by 26 chairlifts. The Summit features a Nordic center which offers approximately 34.1 miles of cross-country skiing and a tubing center which offers special tubing lifts and groomed lanes. The Summit offers ten lodges which provide an aggregate of approximately 122,000 square-feet of restaurant space, and is one of the largest learn-to-ski areas in the United States, with approximately 15% to 20% of its annual skier days typically being attributable to guests enrolled in ski school programs. In addition, the Summit is the largest night skiing complex in the United States, with approximately 20% to 25% of its skier visits each season being recorded at night. Approximately 510,000 skiers visited the ski area in 2006. The Summit consists of 686 owned acres of its 4,102 gross acres, with use of the remaining acreage permitted under various permits and agreements from the Forest Service.

The Loon Mountain Resort is located in the White Mountains in Lincoln, New Hampshire. The ski area’s 3,050-foot peak features 275 skiable acres, a 2,100-foot vertical drop and 50 trails which are served by ten operating lifts. Amenities at the resort include a base lodge with food and beverage services, two restaurants, a 17,600-square-foot lodge, a retail shop, a rental shop and an equipment repair shop. The property also features a 17,300 square-foot children’s center, trails for cross-country skiing, snowshoe tours, tubing runs, horseback riding, indoor and outdoor climbing walls and a steam engine railroad for shuttling visitors. Approximately 330,000 skiers visited the ski area in 2006. The property consists of approximately 60 owned acres and 1,366 acres of land in the White Mountain National Forest under various permits and agreements from the Forest Service.

At closing we entered into long-term, triple net leases with wholly owned subsidiaries of Booth Creek Resort Properties LLC to operate the Booth Creek Ski Properties. The initial terms of the leases are 20 years with three 10-year renewal options, except where the terms exceed the term of any underlying United States Forest Service permits. Booth Creek Resort Properties LLC is an entity newly formed by the former principals of Booth Creek to acquire certain properties and operating assets from Booth Creek.

As part of our transaction with Booth Creek, we extended a loan for $12.0 million to Booth Creek Resort Properties LLC and certain of its subsidiaries which is collateralized by a first mortgage or the substantial equivalent on the Waterville Valley Ski Resort in Waterville Valley, New Hampshire, the Mount Cranmore Ski Resort in North Conway, New Hampshire and a tract of land at the Northstar-at-Tahoe Resort in Lake Tahoe, California referred to as the Porcupine Hill Estates subdivision.

Also as part of our agreement to acquire the Booth Creek Ski Properties, we have committed to acquire 46 condominiumized retail and commercial spaces at the Northstar Commercial Village in Lake Tahoe, California for $22.0 million. Northstar Commercial Village is a newly developed village located at the base of Northstar Mountain in Lake Tahoe, California. We expect to enter into long-term, triple net leases with Northstar Group Commercial Properties, LLC, a subsidiary of Booth Creek, to operate the Northstar Commercial Properties. We expect to close on this transaction on or prior to August 2007. This transaction is subject to the fulfillment of certain conditions. There can be no assurance that any or all of these conditions will be satisfied and that this transaction will ultimately be completed.

On January 10, 2007, we agreed to acquire a portfolio of three waterparks and four theme parks (collectively, the “Parks”) from an affiliate of PARC Management, LLC (“PARC Management”), a theme park management company, for an aggregate purchase price of $312.0 million. The purchase price will consist of $290.0 million in cash and an unsecured subordinated promissory note in the original principal sum of $22.0 million. The note is expected to have a term of 10 years, require annual principal payments of $1.7 million and bear interest annually at a fixed rate of 8.75%. The closing of the transaction is conditioned upon the simultaneous purchase by an affiliate of PARC Management, LLC of the capital stock and partnership interests of the Six Flags Theme Parks, Inc. subsidiaries that currently own the Parks. Descriptions of the Parks are set forth below:

Waterparks

•	White Water Bay – 21 acres in Oklahoma City, Oklahoma

•	Splashtown – 53 acres in Houston, Texas

•	WaterWorld – 23 acres in Concord, California

Theme parks

•	Elitch Gardens – 62 acres in Denver, Colorado

•	Darien Lake – 978 acres in Buffalo, New York

•	Frontier City – 113 acres in Oklahoma City, Oklahoma

•	Wild Waves & Enchanted Village – 67 acres in Seattle, Washington

The Parks offer a broad selection of entertainment experiences with an aggregate of approximately 241 new and traditional thrill rides, family and child-focused attractions and water attractions, 21 concert and show venues, 167 concessions and restaurants, 114 game venues and 79 retail and merchandise outlets, as well as themed areas.

Upon closing, we anticipate leasing the Parks on a long-term, triple-net basis to newly formed subsidiaries of PARC Management. The leases for the Parks are expected to have initial terms ending in December 2029 with three 10-year renewal options, except that the last renewal term of the Darien Lake lease shall only be four years. All leases will be cross-defaulted. We expect to close on this transaction on or prior to March 31, 2007. The transaction is subject to the fulfillment of certain conditions. There can be no assurance that any or all of these conditions will be satisfied and that these transactions will ultimately be completed.

On January 9, 2007, we acquired the Brighton Ski Resort in Brighton, Utah from a subsidiary of Boyne USA, Inc. (“Boyne”) for a purchase price of $35.0 million. The resort features two restaurants, a 20-room lodge, a ski rental facility and a small retail village. The ski area features 1,050 skiable acres, 66 downhill slopes and 7 chairlifts. Boyne also received the option to repurchase the property from us at a price that will result in a fixed return to us. The option is exercisable by Boyne beginning in the seventh year through the 25th year following the acquisition. We have leased the ski area back to Boyne to operate the property through an affiliate under two long-term, triple-net leases with initial terms of 20 years and four five-year renewal options. The leases are cross-defaulted with our Gatlinburg Sky Lift and Cypress Mountain leases, which are also leased to and operated by subsidiaries of Boyne.

On December 22, 2006, we acquired the following five marinas for an aggregate purchase price of $69.4 million from subsidiaries of Marinas International, a privately held marina management company:

•	Lakefront Marina – Port Clinton, Ohio

Features include 470 floating slips, year-round storage and a service department.

•	Sandusky Harbor Marina – Sandusky, Ohio

Features include 660 floating slips and year-round storage.

•	Beaver Creek Resort – Monticello, Kentucky

Features include 275 floating slips and house, pontoon and other boat rentals.

•	Burnside Marina – Burnside, Kentucky

Features include 400 slips and boat rentals.

•	Pier 121 Marina and East Hill Park – Lewisville, Texas

Features include 1,007 slips, a marina office, a restaurant, storage facilities and charter boat services.

As part of this transaction, we also extended a loan for approximately $39.2 million to four subsidiaries of Marinas International as co-borrowers. The loan is collateralized by fifteen-year first mortgages on the following marinas owned by Marinas International:

•	Emeryville Marina – Emeryville, California

•	Scott’s Landing Marina – Grapevine, Texas

•	Silver Lake Marina and Park – Grapevine, Texas

•	Twin Coves Marina and Park – Flower Mound, Texas

We leased our interests in the marinas we acquired to an affiliate of Marinas International under long-term, triple net leases. This affiliate will continue to operate the properties along with an affiliated property manager. The leases have initial terms ending in December 2022 and five five-year renewal options.

On December 22, 2006, we acquired seven golf courses from affiliates of Premier Golf Management, LLC (“Premier Golf”) for a purchase price of $58.0 million (the “Premier Properties”). Each of the golf courses features 18-holes and, generally, a driving range, a practice facility and a clubhouse that includes a pro shop and a restaurant. An affiliate of Premier Golf is currently the lessee and operator of our EAGL Properties. The following is a list of the Premier Properties:

•	LakeRidge Country Club – Lubbock, Texas

•	Mesa del Sol Golf Club – Yuma, Arizona

•	Fox Meadow Country Club – Medina, Ohio

•	Signature Golf Course – Solon, Ohio

•	Weymouth Country Club – Medina, Ohio

•	Painted Hills Golf Course – Kansas City, Kansas

•	Royal Meadows Golf Course – Kansas City, Missouri

Mesa del Sol Golf Club, Painted Hills Golf Course and Royal Meadows Golf Course are public golf courses. The other four golf courses are private golf courses. We have leased the Premier Properties back to Premier Golf under long-term, triple-net leases with initial terms of 20 years and four five-year renewal options.

Our board of directors previously declared a distribution of $0.05 per share to stockholders of record on January 1, 2007, and on February 1, 2007, our board of directors declared a distribution of $0.05 per share to stockholders of record on February 1, 2007. The foregoing dividends will be paid by March 31, 2007.

THE OFFERING

As of November 30, 2006, we had received $524.2 million (52,589,745 shares) in subscription proceeds for this offering, including $7.7 million (807,573 shares) received through our reinvestment plan. As of that same date, we had received $1.05 billion (104,698,089 shares) in total proceeds in connection with our public offerings, including proceeds received through our reinvestment plan. This amount excludes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

PROPERTY ACQUISITIONS

The following information on new acquisitions supplements the Property Acquisitions section, which begins on page 67 of the prospectus:

MARINAS

Marinas International Marinas

On December 22, 2006, we acquired five marina properties from subsidiaries of Marinas International for an aggregate purchase price of $69.4 million pursuant to an asset purchase agreement we entered into on November 30, 2006. The following are descriptions of the marinas we acquired:

Fee simple properties with partial leaseholds:

•	Lakefront Marina – Port Clinton, Ohio (the “Lakefront Property”)

Features include 470 floating slips, year-round storage and a service department.

•	Sandusky Harbor Marina – Sandusky, Ohio (the “Sandusky Property”)

Features include 660 floating slips and year-round storage.

Leasehold interest properties:

•	Beaver Creek Resort – Burnside, Kentucky (the “Beaver Creek Property”)

Features include 275 floating slips and house, pontoon and other boat rentals.

•	Burnside Marina – Monticello, Kentucky (the “Burnside Property”)

Features include 400 slips and boat rentals.

•	Pier 121 Marina and East Hill Park – Lewisville, Texas (the “Pier 121 Property”)

Features include 1,007 slips, a marina office, a restaurant, storage facilities and charter boat services.

As part of the transaction with Marinas International, we also extended a loan for approximately $39.2 million to four subsidiaries of Marinas International as co-borrowers. The loan is collateralized by fifteen-year first mortgages on the four marinas. Additional details regarding our loan can be found under the “Mortgage Loans and Other Loans” section of this Sticker Supplement. The following list sets forth the names, locations and features of the marinas that collateralize our loan:

•	Emeryville Marina – Emeryville, California

Features include 300 slips and a full array of services.

•	Scott’s Landing Marina – Grapevine, Texas

Features include 726 slips, storage and member facilities.

•	Silver Lake Marina and Park – Grapevine, Texas

Features include 700 slips, a marina office, a restaurant, storage facilities, a fuel station and other amenities.

•	Twin Coves Marina and Park – Flower Mound, Texas

Features include 480 slips, a marina office, a restaurant, a store and a fuel station.

The approximate federal income tax basis of the depreciable portion of the marinas is $64.1 million. The marinas are adequately insured. At closing, we advanced approximately $312,000 for capital expenditures at the Pier 121 Property, and we have committed to additional capital expenditures of $400,000 in connection with our Pier 121 Property lease. No other major capital expenditures are planned for the marinas.

The agreement provides for our acquisition of four additional marinas and the extension of a loan collateralized by one additional marina. In order to allow Marinas International additional time to obtain certain ground lease extension amendments and for us to finalize certain other due diligence matters with Marinas International, we have extended the deadline for acquiring Crystal Point Marina and Manasquan River Club to March 15, 2007 and Harborage Marina and Harbors View Marinas to December 2007, and have extended the deadline for collateralizing the Paradise Cove Marina to various dates in 2007 (subject to certain conditions to be met by Marinas International, including extension of the ground lease for such marina for at least an additional 25 years). There can be no assurance that the ground lease extensions will be obtained, the due diligence matters will be finalized, or that any or all of these conditions will be satisfied and, if satisfied, that these additional marinas will ultimately be acquired or encumbered as collateral.

Leases. We leased our interests in the marinas we acquired to an affiliate of Marinas International under long-term, triple net leases. This affiliate will continue to operate the properties along with an affiliated property manager. The leases have initial terms ending in December 2022 and five five-year renewal options. The leases for the marinas are cross-defaulted. The aggregate minimum annual rent for the marinas is approximately $5.7 million in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold.

Marinas International. Marinas International is a privately held company competing in the recreational marina industry founded by Marshall Funk and Stan Johnson. Marshall Funk and Stan Johnson formed Marinas International in 1984 to acquire a marina portfolio that has become the foundation of the present company. Marinas International is one of the top four competitors in the marina business in the United States with a portfolio that includes marina and park locations on inland lakes as well as the coast. Marshall Funk has been involved in the marina industry for the past thirty years, first as the President of Lakeside Management Company and presently as a managing partner of Marinas International. Prior to joining Marinas International, Stan Johnson was a real estate professional with a Masters of Business Administration from Southern Methodist University, who built and later sold a successful real estate company specializing in lakefront properties and development. Prior to our acquisition of the marinas, none of Marinas International, or its subsidiaries or affiliates, was related to us, affiliated with us or a partner in our business.

Competition. Our prospectus contains a discussion of the general competitive factors affecting marinas. The following discussion describes specific competition at each marina. Lakefront Marina and Sandusky Harbor Marina compete directly with the large number of similar marinas on the southern shore of Lake Erie. These two marinas are larger than most of their competition and have direct lake access, which we believe gives them an advantage over competitors. Beaver Creek Resort and Burnside Marina are both located on Lake Cumberland in Kentucky. These marinas compete primarily with one marina on Lake Cumberland that has similar pricing and amenities. Pier 121 Marina and East Hill Park are located on Lake Lewisville in the Dallas/Fort Worth area. Pier 121 and East Hill Park have four direct competitors on Lake Lewisville and compete generally with other marinas on the numerous lakes in the area.

SKI PROPERTIES

Brighton Ski Resort

On January 9, 2007, we acquired the Brighton Ski Resort in Brighton, Utah (the “Brighton Property”) from a subsidiary of Boyne for a purchase price of $35.0 million. The Brighton Ski Resort property consists of a permit interest in land owned by the United States National Forest Service, two leasehold-interest land parcels and two fee-simple land parcels. The ski area features two restaurants, a 20-room lodge, a ski rental facility and a small retail village. The ski area features 1,050 skiable acres, 66 downhill slopes and 7 chairlifts. Boyne also received an option to repurchase the property from us at a price that will result in a fixed return to us. The option is exercisable by Boyne beginning in the seventh year through the 25th year following the acquisition. Affiliates of Boyne are currently the lessees and operators of our Gatlinburg Sky Lift Property and the Cypress Mountain Property.

The approximate federal income tax basis of the depreciable portion of the Brighton Property is $33.4 million. The Brighton Property is adequately insured, and there are no major capital expenditures planned for the property.

Lease. We have leased the ski area back to Boyne to operate the property through an affiliate under long-term, triple-net leases with initial terms of 20 years and four five-year renewal options. The leases are cross-defaulted with our Gatlinburg Sky Lift and Cypress Mountain leases. The minimum annual rent for the property is approximately $3.2 million in the initial year and increases annually to approximately $3.9 million. Additional rent is a percentage of incremental total revenue over a specified threshold.

Boyne USA, Inc. For information about this operator, see the section entitled “Business – Property Acquisitions – Other Attractions – Gatlinburg Sky Lift Attraction” on page 82 of the prospectus.

Competition. Our prospectus contains a general discussion of competition in the ski sector. The Brighton Property competes directly with The Canyons Resort, Park City Mountain Resort, Deer Valley Resort, Alta Ski Area, Snowbird Ski and Summer Resort and Solitude Mountain Resort, all of which are within 35 miles of Salt Lake City, Utah.

Booth Creek Ski

On January 19, 2007, we acquired four ski resorts from affiliates of Booth Creek for a purchase price of $170.0 million. The four ski properties acquired are the Northstar-at-Tahoe™ Resort in Lake Tahoe, California (the “Northstar Property”), the Sierra-at-Tahoe® Resort in South Lake Tahoe, California (the “Sierra Property”), the Summit-at-Snoqualmie Resort in Snoqualmie Pass, Washington (the “Summit Property”) and the Loon® Mountain Resort in Lincoln, New Hampshire (the “Loon Mountain Property”) (collectively, the “Booth Creek Ski Properties”). We also agreed to fund approximately $28.7 million in capital expenditures at the Northstar-at-Tahoe Resort and Loon Mountain Resort over the next four years.

The Northstar-at-Tahoe Resort is located near the north end of Lake Tahoe, California. The ski area’s 8,600-foot Mount Pluto features 2,480 acres of skiable terrain, a 2,280-foot vertical drop and 79 ski trails which are served by 16 chairlifts. The property also has approximately 31 miles of groomed trails for cross-country skiing and snowshoeing and on-mountain terrain parks for snowboarders and adventurous skiers. Other amenities include restaurants, shops, a 36,000 square-foot skier services facility, a 19,000 square-foot ski lodge, a 10,000 square-foot rental equipment facility and a 5,800 square-foot children’s ski school facility. Approximately 590,000 skiers visited the ski area in 2006. Summer activities include an 18-hole golf course, mountain biking trails, tennis courts, horseback riding, fly-fishing and swimming pools. Including the ski area, the resort consists of approximately 7,300 acres of privately owned land.

The Sierra-at-Tahoe Resort is located near South Lake Tahoe, California. The ski area’s 8,852-foot peak offers 1,680 skiable acres, a 2,212-foot vertical drop and 46 ski trails which are served by 12 chairlifts. The property operates a 46,000 square-foot base lodge, which offers food, retail and other skier services. Approximately 380,000 skiers visited the ski area in 2006. The property consists of approximately 20 acres of fee simple land and 1,669 acres of land leased under a special use permit from the United States Department of Agriculture, Forest Service (the “Forest Service”).

The Summit-at-Snoqualmie Resort is located in the Cascade Mountains in Snoqualmie Pass, Washington and consists of four separate resorts (the “Summit”), which collectively offer 1,697 acres of skiable terrain. In total, the Summit has 96 designated trails and downhill runs served by 26 chairlifts. The Summit features a Nordic center which offers approximately 34.1 miles of cross-country skiing and a tubing center which offers special tubing lifts and groomed lanes. The Summit offers ten lodges which provide an aggregate of approximately 122,000 square-feet of restaurant space, and is one of the largest learn-to-ski areas in the United States, with approximately 15% to 20% of its annual skier days typically being attributable to guests enrolled in ski school programs. In addition, the Summit is the largest night skiing complex in the United States, with approximately 20% to 25% of its skier visits each season being recorded at night. Approximately 510,000 skiers visited the ski area in 2006. The Summit consists of 686 owned acres of its 4,102 gross acres, with use of the remaining acreage permitted under various permits and agreements from the Forest Service.

The Loon Mountain Resort is located in the White Mountains in Lincoln, New Hampshire. The ski area’s 3,050-foot peak features 275 skiable acres, a 2,100-foot vertical drop and 50 trails which are served by ten operating lifts. Amenities at the resort include a base lodge with food and beverage services, two restaurants, a 17,600-square-foot lodge, a retail shop, a rental shop and an equipment repair shop. The property also features a 17,300 square-foot children’s center, trails for cross-country skiing, snowshoe tours, tubing runs, horseback riding, indoor and outdoor climbing walls and a steam engine railroad for shuttling visitors. Approximately 330,000 skiers visited the ski area in 2006. The property consists of approximately 60 owned acres and 1,366 acres of land in the White Mountain National Forest under various permits and agreements from the Forest Service.

As part of the transaction, we extended a $12.0 million loan to Booth Creek which is collateralized by a first mortgage or the substantial equivalent on the Waterville Valley Ski Resort in Waterville Valley, New Hampshire, the Mount Cranmore Ski Resort in North Conway, New Hampshire and a tract of land at the Northstar Property referred to as the Porcipine Hills Estates subdivision as further described in the section of this supplement entitled “Business – Mortgage Loans and Other Loans.”

Leases. We have entered into long-term, triple net leases with wholly owned subsidiaries of Booth Creek to operate the Booth Creek Ski Properties. The initial terms of the leases are 20 years with three 10-year renewal options, except where the terms exceed the term of any underlying United States Forest Service permits. The combined minimum annual rent for the Booth Creek Ski Properties is approximately $15.9 million in the initial year and will increase during the term of the lease to a maximum of $19.5 million. Total percentage rent is expected to be a negotiated percentage of incremental total revenue in excess of a minimum threshold. All of the leases are expected to be cross-defaulted. The property is adequately insured and the only major capital expenditures planned are at the Northstar Property and the Loon Property.

Booth Creek Resort Properties LLC. Booth Creek Resort Properties LLC was formed by former principals of Booth Creek. The principals have a combined 40 years of ski resort operations experience, and for the last eight years have been with Booth Creek, the fifth largest resort owner in North America. Before joining Booth Creek, several of the principals were with Vail Associates, Inc. and related companies. Prior to our acquisition of the Booth Creek Ski Properties, none of Booth Creek, Booth Creek Resort Properties LLC or their respective subsidiaries or affiliates, was related to us, affiliated with us or a partner in our business.

Competition. The Northstar Property and the Sierra Property compete locally with the Squaw Valley, Alpine Meadows, Sugar Bowl, Kirkwood and Heavenly ski areas. The Summit Property’s local competition includes Stevens Pass, Mission Ridge, Crystal Mountain, Mount Baker, Mount Bachelor and Mount Hood Meadows. The Loon Mountain Property competes locally with Mount Sunapee, Bretton Woods, Ragged Mountain, Gunstock and Cannon Mountain. Our prospectus provides additional detail regarding competition in the ski industry beginning at page 61 under the section entitled “Ski Resorts.”

GOLF COURSES

EAGL Golf Clubs and Cowboys Golf Club Partnership Interest

On December 22 and December 29, 2006, we acquired the remaining interests in the partnership that owns the Cowboys Golf Club in Grapevine, Texas, for an aggregate purchase price of $12.5 million. On January 11, 2007, we finalized the acquisition of the Clear Creek Property, an 18-hole golf course in Houston, Texas, which had been closed into escrow on November 16, 2006 when we acquired our other EAGL Properties. On February 9, 2007, we financed six of the EAGL Properties as described in the section of this Sticker Supplement entitled “Business – Borrowing.”

Premier Golf Clubs

On December 22, 2006, we acquired seven golf courses from affiliates of Premier Golf, a golf course investment and management company, for a purchase price of $58.0 million. All of the Premier Properties feature an 18-hole golf course and, generally, a driving range, a practice facility and a clubhouse that includes a pro shop and a restaurant. The following table sets forth the name and location of the Premier Properties:

•	LakeRidge Country Club – Lubbock, Texas (the “LakeRidge Property”)

•	Mesa del Sol Golf Club – Yuma, Arizona (the “Mesa del Sol Property”)

•	Fox Meadow Country Club – Medina, Ohio (the “Fox Meadow Property”)

•	Signature Golf Course – Solon, Ohio (the “Signature Property”)

•	Weymouth Country Club – Medina, Ohio (the “Weymouth Property”)

•	Painted Hills Golf Course – Kansas City, Kansas (the “Painted Hills Property”)

•	Royal Meadows Golf Course – Kansas City, Missouri (the “Royal Meadows Property”)

Mesa del Sol Golf Club, Painted Hills Golf Course and Royal Meadows Golf Course are public golf courses. The other Premier Properties are private golf courses. An affiliate of Premier Golf is currently the lessee and operator of our EAGL Properties.

The approximate federal income tax basis of the depreciable portion of the Premier Properties is $48.5 million. The Premier Properties are adequately insured, and there are no major capital expenditures planned for the properties.

Leases. We have leased all of the Premier Properties back to Premier Golf under triple-net leases with initial terms of 20 years and four five-year renewal options. The leases are cross-defaulted among themselves and with the EAGL Properties we acquired on November 20, 2006. The aggregate minimum annual rent for the Premier Properties is approximately $4.8 million in the initial year and increases annually to approximately $5.6 million. Additional rent is a percentage of incremental total revenue over a specified threshold.

Premier Golf Management, LLC. Premier Golf, which was founded by Bob Williams in 2002, currently owns and operates approximately 20 golf courses. Mr. Williams has 30 years of experience in the golf industry, working with ClubCorp and American Golf Corporation before forming Golf Enterprises, Inc. in 1993. Mr. Williams serves as Chairman of EAGL Golf, which was acquired by Premier Golf in November 2006. In November 2006, we acquired from and leased back to EAGL Golf six golf courses, as described more fully in our Prospectus Supplement No. Four dated December 7, 2006 under the section entitled “Business — Property Acquisitions — Golf Course — EAGL Golf Courses and Cowboys Golf Partnership Interest.” An affiliate of Premier Golf is currently the lessee and operator of our EAGL Properties. Prior to our acquisition of the EAGL Properties, none of EAGL Golf, Premier Golf, or any of its subsidiaries or affiliates, was related to us, was affiliated with us or was a partner in our business.

Competition. Our prospectus contains a general discussion of competition in the golf course sector. Each of the Premier Properties competes directly with at least three other golf courses that are priced similarly or that generally have similar dues structures and have comparable courses.

PENDING INVESTMENTS

The following information supplements the Pending Investments section which begins on page 82 of our prospectus:

Booth Creek Commercial Properties

As part of our agreement to acquire the Booth Creek Ski Properties, we have also committed to acquire 46 condominiumized retail and commercial spaces in phase I of the Northstar Commercial Village in Lake Tahoe, California (the “Northstar Commercial Village”) for $22.0 million. Northstar Commercial Village is a newly developed village located at the base of the Northstar Property in Lake Tahoe, California. Upon closing on the Northstar Commercial Village, we will have an option to buy additional retail space in future phases of the Northstar Commercial Village.

PARC Parks

On January 10, 2007, we committed to acquire from an affiliate of PARC Management three waterparks and four theme parks for an aggregate purchase price of $312.0 million. The purchase price will consist of $290.0 million in cash and an unsecured subordinated promissory note in the original principal sum of $22.0 million. The note is expected to have a term of 10 years, require annual principal payments of $1.7 million and bear interest annually at a fixed rate of 8.75%. The closing of the transaction is conditioned upon the simultaneous acquisition by PARC Management’s affiliate of the capital stock and partnership interests of the Six Flags Theme Parks, Inc. subsidiaries that currently own the Parks. We have provided a deposit of $15.0 million in connection with our asset purchase agreement that is refundable in the event certain closing conditions are not met. Descriptions of the Parks are set forth below:

Fee simple properties:

•	Elitch Gardens – 62 acres in Denver, Colorado

•	Darien Lake – 978 acres in Buffalo, New York

•	Frontier City – 113 acres in Oklahoma City, Oklahoma

•	White Water Bay – 21 acres in Oklahoma City, Oklahoma

•	Splashtown – 53 acres in Houston, Texas

Leasehold properties:

•	Wild Waves & Enchanted Village – 67 acres in Seattle, Washington

•	WaterWorld – 23 acres in Concord, California

The Parks offer a broad selection of entertainment experiences with an aggregate of approximately 241 new and traditional thrill rides, family and child-focused attractions and water attractions, 21 concert and show venues, 167 concessions and restaurants, 114 game venues and 79 retail and merchandise outlets, as well as themed areas. The approximate federal income tax basis of the depreciable portion of the properties is estimated to be $200 million. The properties will be adequately insured, and there are no major capital expenditures planned for the properties.

We expect to close on the transaction on or prior to March 31, 2007. The transaction is subject to the fulfillment of certain conditions. There can be no assurance that any or all of these conditions will be satisfied and that these transactions will ultimately be completed.

Leases. Upon closing, we anticipate leasing the Parks on a long-term, triple-net basis to newly formed subsidiaries of PARC Management. The leases for the Parks are expected to have initial terms ending in December 2029 with three 10-year renewal options, except that the last renewal term of the Darien Lake lease shall only be four years. The minimum annual rent for our Park leases is expected to be approximately $26.9 million in the initial year. Additional rent is expected to be a negotiated percentage of incremental total revenue over a threshold. All leases will be cross-defaulted.

PARC Management, LLC. The principals of PARC Management, Randal H. Drew, its president and CEO, and Michael A, Jenkins, its Chairman, were the creators of Leisure and Recreation Concepts, Inc. and Alfa SmartParks, Inc., respectively. Mr. Drew and Mr. Jenkins have more than 40 years of combined experience in conceptualizing, evaluating, planning, building and operating leisure facilities. They have managed large variable-brand park portfolios and completed over 1100 projects worldwide which have included services such as consulting, economic and operational analysis, design, and management services for the recreation and tourism industries. Prior to our acquisition of the Parks, neither PARC Management nor its subsidiaries were related to us, affiliated with us or a partner in our business.

Competition. The Parks operate in regional markets and generally open in late March and close in late October. In general, all of the Parks compete for most of their visitors with all forms of recreation within their markets such as aquariums, zoos, outdoor recreation, live shows, movies, beaches and museums. Elitch Gardens and Wild Waves & Enchanted Village do not have significant direct competition. Frontier City’s only significant competitor is Six Flags Over Texas, which is located 225 miles away in Arlington, Texas. Darien Lake, Splashtown and Waterworld compete with local theme parks, amusement parks and waterparks. Darien Lake, which is located in Buffalo, New York, competes with Paramount Canada’s Wonderland Park, which is located 125 miles away in Toronto, Ontario, Canada. Darien Lake also competes with three small amusement parks located within 50 miles of the park, but it is significantly larger and has more diverse entertainment than the three smaller parks. Splashtown, which is located in Houston, Texas, competes most directly with Schlitterbahn Waterpark Resort, a waterpark located 55 miles away in Galveston, Texas. WaterWorld, which is located in Concord, California 30 miles from San Francisco, competes significantly with Raging Waters-San Jose, which is located 50 miles away, and to a lesser degree with other regional waterparks including Raging Waters-Sacramento and Marine World which is located 30 miles away in Vallejo, California.

MORTGAGE LOANS AND OTHER LOANS

The following information updates the Mortgage Loans and Other Loans section, which begins on page 94 of the prospectus:

On December 22, 2006, we made a $39.2 million loan to four subsidiaries of Marinas International in connection with our acquisition of five other marinas. The loan has a term of fifteen years and is collateralized by fifteen-year first mortgages on four marinas: Emeryville Marina in Emeryville, California; Scott’s Landing Marina

in Grapevine, Texas; Silver Lake Marina and Park in Grapevine, Texas; and Twin Coves Marina and Park in Flower Mound, Texas. The individual notes of the four co-borrowers are cross-defaulted and cross-collateralized. During the first three years of each loan, interest-only payments will be due monthly in arrears at an interest rate of 9.0% per annum. Beginning in the fourth year, equal monthly payments of principal and interest under each loan will be payable in accordance with a twenty-year amortization schedule. At maturity, in addition to the entire unpaid principal balance, accrued and unpaid interest and any other sums due thereunder, each co-borrower is obligated to pay us an exit fee equal to the aggregate of monthly interest payments that would have been payable if the interest rate had been 10.25% per annum rather than 9.0% during the entire term of the loan. If the loan is prepaid prior to maturity, the exit fee would increase to equal the aggregate of monthly interest payments that would have been payable under such loan if the interest rate had been 11.0% per annum rather than 9.0%. The two principals of Marinas International have made an unlimited guarantee for certain loan obligations. The loan may be prepaid at any time after the fourth year, except for an allocated portion of the loan for two of the marinas which may be prepaid at any time, subject to the payment of the prepayment exit fee described above. The loan may be accelerated and become due and payable upon customary events of default.

On January 22, 2007, we extended a $12.0 million loan to Booth Creek and certain of its subsidiaries in connection with our acquisition of four ski properties. The $12.0 million loan is collateralized by a first mortgage or the substantial equivalent on the Waterville Valley Ski Resort in Waterville Valley, New Hampshire, the Mount Cranmore Ski Resort in North Conway, New Hampshire and a tract of land near the Northstar Property referred to as the Porcupine Hill Estates subdivision. The loan matures in three years and has one 12-month extension. The loan carries an interest rate of 9.00% per annum and there is an exit fee in an amount equal to a 15% annualized return on the loan. The loan is guaranteed by Booth Creek and the co-borrowers on the loan. The loan is cross-defaulted with the Booth Creek Ski Properties leases. The loan may be prepaid at any time and may be accelerated upon customary events of default.

BORROWING

The following information supplements the Borrowing section, which begins on page 96 of the prospectus:

On February 9, 2007, we borrowed approximately $24.7 million from Sun Life Assurance Company of Canada, through five separate loans. Each loan is secured by a deed of trust on one of the following golf course properties for the approximate amount indicated: the Mansfield Property for $4.4 million, the Plantation Property for $2.8 million, the Fossil Creek Property for $4.8 million, the Canyon Springs Property for $8.0 million and the Cinco Ranch Property for $4.7 million. Each loan bears interest annually at a fixed rate of 6.35% for a term of ten years, with monthly payments of principal and interest based on a 25-year amortization period. At the end of ten years, there is a balloon payment for the remaining principal and interest due on the loan. Prepayment is prohibited for the first two years, after which prepayment is permitted subject to a fee. We intend to use the proceeds of this loan to fund additional acquisitions. This is the third tranche in a series of golf course property financings with Sun Life. On November 14, 2006, we closed on the first tranche, comprised of three separate loans in the approximate aggregate amount of $16.5 million. Each such loan is secured by a mortgage or deed of trust on one of three golf course properties. On November 30, 2006, we closed on the second tranche, comprised of three separate loans in the approximate aggregate amount of $46.7 million. Each such loan is secured by a mortgage or deed of trust on one of three other golf course properties. The loans in all three tranches are cross-defaulted and cross-collateralized. The first two tranches are more fully described in Supplement No. Four, dated December 7, 2006, to our prospectus dated April 4, 2006.